Exhibit 99.2

STATEMENT OF EXECUTIVE COMPENSATION FOR THE YEAR ENDED DECEMBER 31, 2023

Share Consolidation

Effective July 21, 2022, Aeterna Zentaris Inc. (the “Corporation” or “Aeterna Zentaris”) consolidated all of its outstanding common shares (the “Common Shares”) on a basis of one post-consolidation Common Share for every 25 pre-consolidation Common Shares (the “2022 Consolidation”). Further, on May 3, 2024, the Corporation consolidated all of its outstanding Common Shares on a basis of one post-consolidation Common Share for every four pre-consolidation Common Shares (the “2024 Consolidation”). Accordingly, all Common Shares, deferred share units (“DSUs”), warrants and stock options were adjusted to reflect the 2022 Consolidation and the 2024 Consolidation. All figures used in this document reflect the 2022 Consolidation and the 2024 Consolidation unless otherwise stated.

Unless otherwise indicated, all compensation information included in this document is presented in U.S. dollars and, to the extent a director or officer has been paid in a currency other than U.S. dollars, the amounts have been converted from such person’s home country currency to U.S. dollars based on the following annual average exchange rates: for the financial year ended December 31, 2023: €1.000 = U.S.$1.082 and CAN$1.000 = U.S.$0.741; for the financial year ended December 31, 2022: €1.000 = U.S.$1.053 and CAN$1.000 = U.S.$0.759; and for the financial year ended December 31, 2021: €1.000 = U.S.$1.182 and CAN$1.000 = U.S.$0.797.

Remuneration of Directors

The compensation paid to members of the Corporation’s Board of Directors (the “Board”) who are not our employees (our “Outside Directors”) is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Outside Directors with those of our shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective Outside Director. This compensation is recommended to the Board by the Nominating, Governance and Compensation Committee (the “NGCC”). The NGCC is currently composed of three Outside Directors, each of whom is independent, namely Ms. Carolyn Egbert (Chair), Mr. Peter G. Edwards and Mr. Gilles Gagnon.

The Board has adopted a formal mandate for the NGCC. The mandate of the NGCC provides that it is responsible for, among other matters, assisting the Board in developing our approach to corporate governance issues, proposing new Board nominees, overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors, making recommendations to the Board with respect to directors’ compensation and generally serving in a leadership role for our corporate governance practices.

Compensation of Outside Directors

Our Outside Directors are paid an annual cash retainer, the amount of which depends on the position held on the Board. Our Outside Directors will not be paid fees for attending Board meetings, unless some circumstance dictates that an unusual and burdensome number of meetings must be held. If such circumstance occurs, the Board may institute meeting payments. The annual retainers are paid in quarterly instalments on or about the last day of each calendar quarter. All payments are calculated in U.S. dollars. The amount of each payment is converted to the Outside Director’s home currency based on the exchange rate prevailing on the date of payment. Each Outside Director is paid the equivalent value of the payment in his or her home currency, net of any withholdings or deductions required by applicable law.

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In 2023, the Board retained Bowers Consulting LLC (“Bowers”), an independent consulting firm, to assist the Board and the NGCC with establishing and reviewing goals and performance objectives for the executive officers. For services provided in 2023, the Corporation paid Bowers $6,600.

See the table below under the heading “Total Compensation of Outside Directors” for details on the actual amounts paid to each Outside Director during the 2023 financial year.

The annual cash retainers for the Outside Directors are as follows:

Type of Compensation	Annual Retainer for the year 2023 ($)
Chair of the Board Retainer	80,000
Board Member Retainer	50,000
Audit Committee Chair Retainer	30,000
Audit Committee Member Retainer	7,500
NGCC Chair Retainer	15,000
NGCC Member Retainer	5,000
Strategic Committee	78,000

In addition to the annual cash retainers above for each of the standing committees of the Board, effective as of October 1, 2022, the members of the Strategic Committee received a monthly fee of $6,500. The Strategic Committee was formed in December 2021 as an ad hoc committee to consider and evaluate potential strategic transactions that could be undertaken by the Corporation. The Board elected to defer any decision on whether and what to pay as a fee or retainer to members of the Strategic Committee so that the Board could evaluate the amount of effort required of those members. In 2022, Bowers was engaged to consider and advise on the appropriate compensation for members of the Strategic Committee. The Board considered the recommendations of Bowers on an amount of compensation designed to reflect the significant time and effort required as the Board accelerated its strategic activities. After considering the recommendations of Bowers, the Board approved a monthly cash retainer of $6,500 for members of the Strategic Committee, payable commencing as of October 1, 2022. Prior to November 2, 2022, the Strategic Committee was comprised of Carolyn Egbert (Chair), Peter Edwards and Gilles Gagnon. On November 2, 2022, Dennis Turpin replaced Gilles Gagnon as a member of the Strategic Committee.

All Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. Retainers are prorated when an Outside Director joins the Board during a financial year.

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Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to each Outside Director as at December 31, 2023:

Name	Issuance Date (mm/dd-yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(1) ($)	Option Expiration Date(1) (mm-dd-yyyy)	Value of Unexercised In-the-money Options(1)(2) ($)	Issuance Date (mm-dd-yyyy)	Number of Shares or Units of Shares that have Not Vested(3) (#)	Market or Payout Value of Share-based Awards that have Not Vested(3)(4) ($)	Market or payout value of vested share-based awards not paid out or distributed(3)(4) ($)
Edwards, Peter G.	—	—	—	—	—	05/15/2020	300	—	2,232
	—	—	—	—	—	05/05/2021	700	—	5,208
	—	—	—	—	—	08/03/2022	5,000	—	37,200
	—	—	—	—	—	06/14/2023	6,250	—	46,500
Egbert, Carolyn	08/15/2017	600	200.00	08/15/2024	—	—	—	—	—
	—	—	—	—	—	05/08/2018	230	—	1,711
	—	—	—	—	—	05/22/2019	300	—	2,232
	—	—	—	—	—	05/15/2020	300	—	2,232
	—	—	—	—	—	05/15/2021	700	—	5,208
	—	—	—	—	—	08/03/2022	5,000	—	37,200
	—	—	—	—	—	06/14/2023	6,250	—	46,500
Gagnon, Gilles	—	—	—	—	—	05/15/2020	300	—	2,232
	—	—	—	—	—	05/19/2021	700	—	5,208
	—	—	—	—	—	08/03/2022	5,000	—	37,200
	—	—	—	—	—	06/14/2023	6,250	—	46,500
Turpin, Dennis	—	—	—	—	—	05/19/2021	700	—	5,208
	—	—	—	—	—	08/03/2022	5,000	—	37,200
	—	—	—	—	—	06/14/2023	6,250	—	46,500

(1)	Refers to an option-based award.

(2)	“Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the Nasdaq Capital Market (“NASDAQ”) on the last trading day of the fiscal year (December 31, 2023) of $1.86 (figure does not reflect the 2024 Consolidation) and the exercise price of the options, multiplied by the number of unexercised options.

(3)	Refers to a share-based award.

(4)	The Corporation used the closing price of its Common Shares on the NASDAQ as at the last trading day of the fiscal year (December 31, 2023) of $1.86 (figure does not reflect the 2024 Consolidation).

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Total Compensation of Outside Directors

The table below summarizes the total compensation paid to our Outside Directors during the financial year ended December 31, 2023. Our Outside Directors are generally paid in their home currency. Mr. Gagnon and Mr. Turpin were paid in Canadian dollars. Ms. Egbert and Mr. Edwards were paid in U.S. dollars.

Name	Fees earned(1) ($)	Share-based Awards(2) ($)	Option-based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Edwards, Peter G.	140,500	71,000	—	—	—	—	211,500
Egbert, Carolyn	173,000	71,000	—	—	—	—	244,000
Gagnon, Gilles	62,500	71,000	—	—	—	—	133,500
Turpin, Dennis	158,000	71,000	—	—	—	—	229,000

(1) In respect of our financial year ended December 31, 2023, we paid an aggregate amount of $534,000 in fees to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of share-based and option-based awards granted in 2023.

(2) Amounts shown represent the value of the DSUs on the grant date ($2.84; figure does not reflect the 2024 Consolidation). The value of one DSU on the grant date is the closing price of one Common Share on the NASDAQ on the last trading day preceding the date of grant.

Compensation of Executive Officers

The following is disclosure of information related to the compensation that we paid to our named executive officers (“Named Executive Officers”) during 2023. For 2023, our Named Executive Officers were as follows:

●	Dr. Klaus Paulini, who is serving as President and Chief Executive Officer of the Corporation, as well as Managing Director, Aeterna Zentaris GmbH (“AEZS Germany”);
●	Mr. Giuliano La Fratta, who, since January 24, 2022 has served as the Senior Vice President, Finance and Chief Financial Officer of the Corporation;
●	Dr. Matthias Gerlach, who serves as Senior Vice President, Manufacturing & Managing Director, AEZS Germany;
●	Dr. Eckhard Guenther, who formerly served as Vice President, Business Development & Alliance Management and Managing Director, AEZS Germany; and
●	Dr. Michael Teifel who serves as Senior Vice President, Non-Clinical Development and Chief Scientific Officer.

Determining Compensation

NGCC

The compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board by the NGCC. The NGCC is responsible for, among other matters: (i) assisting the Board in developing our approach to corporate governance issues; (ii) proposing new Board nominees; (iii) overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors; and (iv) making recommendations to the Board with respect to Board member nominees and directors’ compensation, as well as serving in a leadership role for our corporate governance practices. It is also responsible for taking all reasonable actions to ensure that appropriate human resources policies, procedures and systems, e.g., recruitment and retention policies, competency and performance metrics and measurements, training and development programs, and market-based, competitive compensation and benefits structures, are in place so that we can attract, motivate and retain the quality of personnel required to achieve our business objectives. The NGCC also assists the Board in discharging its responsibilities relating to the recruitment, retention, development, assessment, compensation and succession planning for our executive and senior management members.

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Thus, the NGCC recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of our senior officers, including recommending their compensation and overseeing risk identification and management in relation to executive compensation policies and practices. The Board, which includes the members of the NGCC, reviews the Chief Executive Officer’s corporate strategy, goals and performance objectives and evaluates and measures his or her performance and compensation against the achievement of such goals and objectives.

The NGCC recognizes that the industry, regulatory and competitive environment in which we operate requires a balanced level of risk-taking to promote and achieve the performance expectations of executives of a specialty biopharmaceutical company. The NGCC is of the view that our executive compensation program should not encourage senior executives to take inappropriate or unreasonable risk. In this regard, the NGCC recommends the implementation of compensation methods that appropriately connect a portion of senior executive compensation with our short-term and longer-term performance, as well as that of each individual executive officer and that take into account the advantages and risks associated with such compensation methods. The NGCC is also responsible for establishing compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and longer-term performance and that of each executive officer.

The NGCC is currently composed of Ms. Carolyn Egbert (Chair), Mr. Peter G. Edwards and Mr. Gilles Gagnon, each of whom is independent. The Board believes that the members of the NGCC collectively have the knowledge, experience and background required to fulfill its mandate:

Carolyn Egbert has served as a director on our Board since August 2012 and as Chair of our Board since May 2016. After enjoying the private practice of law as a defense litigator in Michigan and Washington, D.C., she joined Solvay America, Inc. (“Solvay”) (a chemical and pharmaceutical company) in Houston, Texas. Over the course of a twenty-year career with Solvay, she held the positions of Vice President, Human Resources, President of Solvay Management Services, Global Head of Human Resources and Senior Executive Vice President of Global Ethics and Compliance. During her tenure with Solvay, she served as a director on the Board of Directors of seven subsidiary companies and as Chair of one subsidiary board. After retiring in 2010, she established Creative Solutions for Executives, a consulting business providing expertise in corporate governance, ethics and compliance, organizational development, executive compensation, and strategic human resources. She holds a Bachelor of Sciences degree in Biological Sciences from George Washington University, Washington D.C. and a Juris Doctor degree from Seattle University, Seattle, Washington. Carolyn was also a Ph.D. candidate in Pharmacology at both Georgetown University Medical School at Washington, D.C. and Northwestern University Medical School at Chicago, Illinois. She remains an active member of both the Michigan State Bar and the District of Columbia Bar, Washington, D.C.

Peter G. Edwards joined the Board on May 15, 2020 and is a member of the Audit Committee and of the NGCC. Mr. Edwards most recently served as General Counsel of Aziyo Biologics from September 2021 to October 2022. Before that, he served as Executive Vice President and General Counsel of Celanese Corporation from January 2017 to January 2019. Previously, Mr. Edwards was the Executive Vice President and General Counsel of Baxalta Incorporated, a biopharmaceutical spin-off from Baxter, from June 2015 until its merger with Shire plc in July 2016. Before that, he was Senior Vice President and General Counsel of the global specialty pharmaceuticals company, Mallinckrodt plc, from July 2013 to June 2015 and served as its Vice President and General Counsel from May 2010 to its spin-off from Covidien plc in June of 2013. Additionally, Mr. Edwards formerly served as Executive Vice President and General Counsel for Solvay Pharmaceuticals in Brussels, Belgium from June 2007 until April 2010 and as its Senior Vice President and General Counsel in the US from October 2005 to June 2007. Prior to that, he held in-house positions of increasing responsibility within Mettler-Toledo, Inc. and Eli Lilly and Company. Mr. Edwards began his career in 1990 as an associate in the Kansas City, Missouri office of Shook, Hardy & Bacon L.L.P. Mr. Edwards received his J.D., cum laude, from Brigham Young University.

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Gilles Gagnon joined the Board on January 1, 2020 and is a member of the Audit Committee and of the NGCC. Mr. Gagnon is currently the President and Chief Executive Officer of Ceapro Inc., a biotechnology company. Prior to that, he was President and CEO of Aeterna Zentaris Inc. During the past 35 years, Mr. Gagnon has worked at several management levels within the field of health, especially in the hospital environment and pharmaceutical industry. Mr. Gagnon has participated in several international committees and strategic advisory boards. He served nine years on the board of directors of Canada’s Research Based Pharmaceutical Companies (Rx&D—now Innovative Medicine Canada) where he represented members from the biopharmaceutical sector and pioneered the Rx&D’s Canadian Bio partnering initiative. He currently serves as the President and Chief Executive Officer of Ceapro Inc. He is a member of the CEO Council of Innovative Medicine Canada. He is a certified corporate Director having completed the Directors Education Program at the Rotman School of Management at the University of Toronto, and he has served on several boards of both private and publicly listed companies in the biopharmaceutical sector.

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

Our Board, through the NGCC, establishes our executive compensation program that is market-based and at a competitive percentile grouping for both total cash and total direct compensation. The NGCC has established a compensation program that is designed to attract, motivate and retain high-performing senior executives, encourage and reward superior performance and align the executives’ interests with those of our shareholders by:

●	providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives serving in the same or measurably similar positions within comparable companies;

●	providing the opportunity for executives to participate in equity-based incentive compensation plans;

●	aligning executive compensation with our corporate objectives; and

●	attracting and retaining highly qualified individuals in key positions.

Compensation Elements

Our executive compensation is targeted at the 50th percentile for small cap biopharmaceutical companies within both the local and national markets and is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component is intended to serve a different function, but all elements are intended to work in concert to maximize both corporate and individual performance by establishing specific, competitive operational and corporate goals and by providing financial incentives to employees based on their level of attainment of these goals.

Our current executive compensation program is comprised of the following four basic components: (i) base salary; (ii) an annual bonus linked to both individual and corporate performance; (iii) equity incentives, including stock options, previously granted under our second amended and restated stock option plan adopted by the Board on March 29, 2016, and ratified by the shareholders of Aeterna Zentaris on May 10, 2016 (the “Stock Option Plan”), and presently granted under the Corporation’s long-term incentive plan adopted by the Board on March 27, 2018 and ratified by the shareholders of Aeterna Zentaris on May 8, 2018, (the “Long-Term Incentive Plan”), established for the benefit of our directors, certain executive officers and other Participants (as defined below under the heading “Summary of the Stock Option Plan”) as may be designated from time to time by either the Board or the NGCC; and (iv) other elements of compensation, consisting of benefits, perquisites and retirement benefits.

Base Salary. Base salaries are intended to provide a steady income to our executive officers regardless of share price. In determining individual base salaries, the NGCC takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The NGCC also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.

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Short-Term, Non-Equity Incentive Compensation. Our short-term, non-equity incentive compensation plan sets a target cash bonus for each executive officer, expressed as a percentage of the executive officer’s base salary. The amount of cash bonus paid to an executive officer depends on the extent to which he or she contributed to the achievement of the annual performance objectives established by the Board for the year. The annual performance objectives are specific operational, clinical, regulatory, financial, commercial and corporate goals that are intended to advance our product pipeline, to promote the success of our commercial efforts and to enhance our financial position. The annual performance objectives are set at the end of each financial year as part of the annual review of corporate strategies. The performance objectives are not established for individual executive officers but rather by functional area(s), many of which are carried out by or fall within the responsibility of our President and Chief Executive Officer, Chief Financial Officer (or principal financial officer) and our other executive officers, including our Named Executive Officers. The award of a cash bonus requires the approval of both the NGCC and the Board and is based upon an assessment of each individual’s performance, as well as our overall performance at a corporate level. The determination of individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the NGCC’s determination of individual performance is a subjective determination as to whether a particular executive officer substantially achieved the stated objectives or over-performed or under-performed with respect to corporate objectives that were deemed to be important to our success.

Long-Term Equity Compensation Plan of Executive Officers. The long-term component of the compensation of our executive officers is based exclusively on the Long-Term Incentive Plan, which permits the issuance of a number of equity-based awards based on the contribution of the officers and their responsibilities. The Board adopted a policy regarding stock option grants in December 2014, which provides that each Named Executive Officer is eligible to receive options to acquire our Common Shares having a value, based on the Black-Scholes option pricing model, equal to a specified multiple of his or her salary. The specified multiple for the President and Chief Executive Officer is 1.5. The specified multiple for each other Named Executive Officer is 0.75. To encourage retention and focus management on developing and successfully implementing our continuing growth strategy, stock options vest over a period of three years, with the first third vesting on the first anniversary of the date of grant. Since the adoption of the Long-Term Incentive Plan in 2018, we have broadened the types of equity-based awards which we may issue beyond stock options (to include, among other types, restricted stock units (“RSUs”), DSUs and others).

Other Forms of Compensation. Our executive employee benefits program also includes life, medical, dental and disability insurance to the same extent and in the same manner as all other employees as either enrollment in the payroll system benefits program or by additional percentage compensation to self-enroll in private insurance policies. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry. We also contribute to our North American employees’ retirement plans up to an annual maximum amount of $19,500 for employees in the United States and Canada. The contribution amounts for our United States and Canadian employees are subject to limitations imposed by the United States Internal Revenue Service and the Canada Revenue Agency respectively, on contributions to our most highly compensated employees. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees’ pension funds. Our executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees.

Positioning

The NGCC is authorized to engage its own independent consultant to advise it with respect to executive compensation matters. While the NGCC may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendation of the NGCC and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.

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Risk Assessment of Executive Compensation Program

The Board, through the NGCC, oversees the implementation of compensation methods that tie a portion of executive compensation to our short-term and long-term performance and that of each executive officer and that take into account the advantages and risks associated with such compensation methods. In addition, the Board oversees the creation of compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and long-term performance and that of each executive officer. The NGCC has considered in general terms the concept of risk as it relates to our executive compensation program.

Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational, commercial or clinical metrics or milestones. The variable compensation elements (annual bonuses and equity-based awards) are designed to reward each of short-term, mid-term and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the NGCC believes to be challenging yet does not encourage unnecessary or excessive risk-taking. While our bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual’s overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed or target bonus amount. Finally, a significant portion of executive compensation is provided in the form of equity-based awards, which is intended to further align the interests of executives with those of shareholders. The NGCC believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to our share price, and in the case of grants under the long-term incentive compensation plan, are generally subject to mid-term and long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.

The NGCC believes that the variable compensation elements (annual bonuses and equity-based awards) represent a percentage of overall compensation that is sufficient to motivate our executive officers to produce superior short-term, mid-term and long-term corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking unnecessary or excessive risks. The NGCC and the Board also generally have the discretion to adjust annual bonuses and equity-based awards based on individual performance and any other factors they may determine to be appropriate in the circumstances. Such factors may include, where necessary or appropriate, the level of risk-taking a particular executive officer may have engaged in during the preceding year.

Based on the foregoing, the NGCC has not identified any specific risks associated with our executive compensation program that are reasonably likely to have a material adverse effect on us. The NGCC believes that our executive compensation program does not encourage or reward any unnecessary or excessive risk-taking behavior.

Our directors, executive officers and employees are prohibited from purchasing, selling or otherwise trading in derivative securities relating to our Common Shares. Derivative securities are securities whose value varies in relation to the price of our securities. Examples of derivative securities include warrants to purchase our Common Shares, and put or call options written on our Common Shares, as well as individually arranged derivative transactions, such as financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of our equity securities granted as executive compensation or directors’ remuneration. Options to acquire our Common Shares and other equity-based awards issued pursuant to the Stock Option Plan or Long-Term Incentive Plan are not derivative securities for this purpose.

2023 Compensation

Base Salary. The primary element of our compensation program is base salary. Our view is that a competitive base salary is a necessary element for retaining qualified executive officers. In determining individual base salaries, the NGCC takes into consideration individual circumstances that may include the scope of an executive’s position, the executive’s relevant competencies or experience and retention risk. The NGCC also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.

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Short-Term, Non-Equity Incentive Compensation. The Board, based on the NGCC’s recommendation, adopted the following performance objectives for 2023:

Objective	Result
Drive financial performance with a high degree of disclosure quality and receiving clean audited reports and reducing our close to 5-6 days instead of 10-14 days.

Objective met: We received a clean audit opinion for the 2022 year end, reduced our monthly close to 6 days and greatly improved the quality of our internal and external financial reporting. This was accomplished by implementing additional processes, leveraging existing technology, utilizing new applications, and greater collaboration across the finance team.

Streamlining back-office process related to month end close; further improving interaction with operations to ensure accuracy by rolling out an R&D accrual process tool in Q1 and implementing a new reporting tool in Q1.	Objective met: We have streamlined monthly calls with operations to review progress of projects and ensure accurate R&D accruals. We also completed our initial implementation of the new Insight reporting tool in Q1. Through Q2 the team continues to refine the reporting tool and expects it to be fully operational at the end of Q2.
Identify at least $1M in additional savings or gains vs. budget by end of Q2.	Objective met: As of April 30th, we are $2.6M in favorable cash savings versus budget, and projections indicate that we will exceed this goal by June.
Transition from Novo: Ensure in Q2 the $9.4M are received together with all other deliverables (Product; API, equipment, documentation) at minimal cost.	Objective met: All expected payments ($9.4M) received from Novo; API received at no cost; NDA and documents transferred.

Continue to prioritize operational strategies within our pipeline to ensure high quality of work and success of hitting milestones:

1.     Completion of the DETECT trial (l.p.l.v.) by end of 2023.

2.     Securing neuromyelitis optica spectrum disorder (“NMOSD”) efficacy data from patient blood in Q1.

3.     Defining NMOSD development candidate in Q4.

1. Objective not met: Completed in Q1, 2024. 2. Objective met: AIM efficacy data received (T cell effects in blood). 3. Objective on track: to define development candidates for AIMs.
Ensure Go/No-Go decision of amyotrophic lateral sclerosis (“ALS”) project by end of Q1	Objective met: Positive ALS data warrants continuation, a go decision.
Enable evaluation of success probability of ALS vs. delayed clearance parathyroid hormone (“DC-PTH”) project before ASM meeting.	Objective met: ALS and DC-PTH seem feasible and we are looking to identify partners for both projects.
Ensure timely product supplies with adequate quality oversight to prevent any re-calls throughout 2023.	Objective met.
Meet or beat the YTD performance of the XBI index on Dec. 1st, 2023.	Objective not met: Due to delays in achieving certain business and operational milestones.

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Objective	Result

Revise IR strategy and planning from the restrained approach during H1 2023:

1.      Constant review of retail investors chat rooms.

2.      More public appearances in person and virtually.

3.      Tailored outreach to our known (main) investors.

4.      Increased outreach to potential institutional investors.

1.     Objective ongoing – Review of investor feedback from chat rooms is included as a recurrent item for internal investor relations meetings.

2.     Objective ongoing – The Corporation made appearances at two events: the JTC Virtual Investor Summer Spotlight Series (July 13) and the H.C. Wainwright 25th Annual Global Investment Conference (Sept. 11-13).

3.     Objective ongoing – Regular outreach program to our known investor base was implemented and is ongoing.

4.     Objective ongoing – The Corporation’s M&A process during the year resulted in tailoring back outreach to selected activities.

MACRILEN partnering in US – Identify a new US and Canadian partner for Macrilen® by the end of 2023.	Objective ongoing.

The NGCC considered the goals set out above in determining the cash bonus amounts awarded to the management team for 2023. The NGCC recognized that delays were experienced due to external factors, primarily that the war in Ukraine impacted the conduct of the DETECT study at clinical trial sites initiated in Ukraine and Russia and delayed the planned progress of the Corporation’s pre-clinical program. As a result, some of the goals for 2023 were not fully achieved. After considering the extent to which the goals for 2023 were achieved and, where not achieved, the degree to which that was within the control of management, the NGCC recommended that cash bonuses awarded to the management team be paid but at a significantly reduced amount from both the target amounts and the amounts awarded in 2022. The amounts and comparisons with those paid in prior years are reflected in the Summary Compensation Table set out below under the heading “Summary Compensation Table”.

Long-Term Equity Compensation

For the financial year ended December 31, 2023, the Board did not approve any issuance of stock option awards to any of the Named Executive Officers.

Summary of the Stock Option Plan

We established the Stock Option Plan in order to attract and retain directors, officers, employees and suppliers of ongoing services, who will be motivated to work towards ensuring our success. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which our securities are then traded and with all relevant securities legislation.

There were 600 options outstanding under the Stock Option Plan representing approximately 0.0% of all issued and outstanding Common Shares as of December 31, 2023. The proposed number of Common Shares issuable pursuant to the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. See below for a complete description of the Long-Term Incentive Plan. As of December 31, 2023, there were 59,414 Common Shares unallocated and available for future grants of options under the Stock Option Plan; however, the Corporation does not intend on issuing any new stock options under the Stock Option Plan, and instead will issue any future stock options under the Long-Term Incentive Plan.

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The burn rate for the Stock Option Plan for the most recently completed fiscal year is set out below:

Stock Option Plan
Year End	Options Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2023	0	1,213,942	0%
December 31, 2022	0	1,213,942	0%
December 31, 2021	0	1,149,245	0%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Stock Option Plan by the weighted average number of securities outstanding for the applicable fiscal year.

Under the Stock Option Plan, (i) the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and (ii) no single person eligible to receive grants under the Stock Option Plan (each a “Participant”) may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares. In addition: (i) the aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the NGCC; and (ii) the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

Options granted under the Stock Option Plan may be exercised at any time within a maximum period of seven or ten years following the date of their grant (the “Outside Expiry Date”), depending on the date of grant. The Board or the NGCC, as the case may be, designates, at its discretion, the specific Participants to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such option grants, the grant date, the exercise price of each option, the Outside Expiry Date and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the NASDAQ on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan shall vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the NGCC, as the case may be. Participants may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.

Unless the Board or the NGCC decides otherwise, Participants cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event a Participant who is an officer or employee resigns or voluntarily leaves his or her employment or his or her employment is terminated with cause and, in the case of a Participant who is a non-employee director of us or one of our subsidiaries, the date on which such Participant ceases to be a member of the relevant Board; (ii) six months following the date on which employment is terminated as a result of the death of a Participant who is an officer or employee and, in the case of a Participant who is an Outside Director, six months following the date on which such Participant ceases to be a member of the Board by reason of death; (iii) 90 days following the date on which a Participant’s employment is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the Participant; and (iv) where the Participant is a service supplier, 30 days following the date on which such Participant ceases to act as such, for any cause or reason (each, an “Early Expiry Date”).

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The Stock Option Plan also provides that, if the expiry date of one or more options (whether an Early Expiry Date or an Outside Expiry Date) occurs during a Blackout Period (as defined below) or within the seven business days immediately after a blackout period imposed by us, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, “Blackout Period” means the period during which trading in our securities is restricted in accordance with our corporate policies.

If (i) we accept an offer to amalgamate, merge or consolidate with any other entity (other than one of our wholly-owned subsidiaries) or to sell or license all or substantially all of our assets to any other entity (other than one of our wholly-owned subsidiaries); (ii) we sign a support agreement in customary form pursuant to which the Board agrees to support a takeover bid and recommends that our shareholders tender their Common Shares to such takeover bid; or (iii) holders of more than 50% of our then outstanding Common Shares tender all of their Common Shares to a takeover bid made to all of the holders of the Common Shares to purchase all of the then issued and outstanding Common Shares, then, in each case, all of the outstanding options shall, without any further action required to be taken by us, immediately vest. Each Participant shall thereafter be entitled to exercise all of such options at any time up to and including, but not after the close of business on that date which is ten days following the Closing Date (as defined below). Upon the expiration of such ten-day period, all rights of the Participant to such options or to the exercise of same (to the extent not already exercised) shall automatically terminate and have no further force or effect whatsoever. “Closing Date” is defined to mean (x) the closing date of the amalgamation, merger, consolidation, sale or license transaction in the case of clause (i) above; (y) the first expiry date of the takeover bid on which each of the offeror’s conditions are either satisfied or waived in the case of clause (ii) above; or (z) the date on which it is publicly announced that holders of greater than 50% of our then outstanding Common Shares have tendered their Common Shares to a takeover bid in the case of clause (iii) above.

The Stock Option Plan provides that the following amendments may be made to the plan only upon approval of each of the Board and our shareholders as well as receipt of all required regulatory approvals:

●	any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a “disinterested vote” at a duly convened shareholders’ meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2 of the Stock Option Plan;

●	any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

●	any amendment that would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

●	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

●	the addition of a deferred or restricted share unit component or any other provision that results in employees receiving securities while no cash consideration is received by us;

●	with respect to any Participant, whether or not such Participant is an “insider” and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications;

●	any reduction in the exercise price of any option after the option has been granted;

●	any cancellation of an option and the re-grant of that option under different terms;

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●	any extension to the term of an option beyond its Outside Expiry Date to a Participant who is an “insider” (except for extensions made in the context of a Blackout Period);

●	any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

●	the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favorable to employees; and

●	any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.

The Stock Option Plan further provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

●	amendments of a “housekeeping” or clerical nature or to clarify the provisions of the Stock Option Plan;

●	amendments regarding any vesting period of an option;

●	amendments regarding the extension of an option beyond an Early Expiry Date in respect of any Participant, or the extension of an option beyond the Outside Expiry Date in respect of any Participant who is a “non-insider”;

●	adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to our shareholders on a pro rata basis provided such distribution is approved by our shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares; and

●	discontinuing or terminating the Stock Option Plan; and any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

Summary of the Long-Term Incentive Plan

The purpose of the Long-Term Incentive Plan is to (i) promote our long-term financial interests and growth by attracting and retaining management and other personnel and key service providers with the training, experience and ability to enable them to make a substantial contribution to the success of our business; (ii) motivate management personnel by means of growth-related incentives to achieve long-range goals; and (iii) further the alignment of interests of participants with those of our shareholders through opportunities for increased share ownership in the Corporation.

The NGCC is the administrator of the Long-Term Incentive Plan (the “Administrator”). At any time, the Board may serve as the Administrator of the Long-Term Incentive Plan, in lieu of, or in addition, to the NGCC. Except as provided otherwise under the Long-Term Incentive Plan, the Administrator has plenary authority to grant awards pursuant to the terms of the Long-Term Incentive Plan to eligible individuals, determine the types of awards and the number of shares to be covered by the awards, establish the terms and conditions for awards, including the exercise price and term of awards, and take all other actions necessary or desirable to carry out the purpose and intent of the Long-Term Incentive Plan.

Participation in the Long-Term Incentive Plan is generally open to all officers, employees and other individuals, including Outside Directors. However, any individual whose services to the Corporation or any of its subsidiaries are limited to capital-raising transactions, or the promotion and maintenance of a market for the Corporation securities, are ineligible to participate in the Long-Term Incentive Plan. Prospective officers, employees and other service providers who have accepted offers to provide services to the Corporation may also participate in the Long-Term Incentive Plan.

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The Long-Term Incentive Plan enables the grant of stock options, stock appreciation rights (“SARs”), stock awards, stock unit awards, performance shares, cash-based performance units, deferred share units and other stock-based awards, each of which may be granted separately or in tandem with other awards.

The maximum number of Common Shares issuable under the Long-Term Incentive Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, less the number of Common Shares issuable pursuant to stock options granted at such time under the Stock Option Plan. There were 61,980 awards outstanding under the Long-Term Incentive Plan representing approximately 2.8% of all issued and outstanding Common Shares as of December 31, 2023. As of December 31, 2023, there were 75,813 Common Shares unallocated and available for future grants of awards that are settled in Common Shares under the Long-Term Incentive Plan. See above for a complete description of the Stock Option Plan.

The burn rate for the Long-Term Incentive Plan for the most recently completed fiscal year is set out below:

Long-Term Incentive Plan
Year End	Awards Granted	Weighted Average Shares Outstanding	Burn Rate(1)
December 31, 2023	28,500	1,213,969	2.3%
December 31, 2022	20,500	1,213,969	1.7%
December 31, 2021	8,600	1,149,245	0.7%

(1) Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Long-Term Incentive Plan by the weighted average number of securities outstanding for the applicable fiscal year.

The number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and no single participant may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares.

The aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, cannot exceed $100,000 valued on a Black-Scholes basis and as determined by the NGCC; and the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Long-Term Incentive Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.

Except as provided below or within an award agreement, each award granted under the Long-Term Incentive Plan (other than a performance unit that cannot be paid in shares) will be subject to a minimum vesting period or minimum restriction period as follows: (i) each stock option or SAR will be subject to a minimum vesting period of 12 months from the date of grant, (ii) each award of stock, stock units, performance shares, performance units payable in shares and other stock- based awards (“Full Value Awards”) granted to non-employee directors will be subject to a minimum restriction period of 12 months from the date of grant, and (iii) each Full Value Award granted to a participant other than a non-employee director will be subject to a minimum restriction period of 12 months from the date of grant if vesting of or lapse of restrictions on such award is based on the satisfaction of performance goals and a minimum restriction period of 36 months from the date of grant, applied in either pro rata installments or a single installment, if vesting of or lapse of restrictions on such award is based solely on the participant’s satisfaction of specified service requirements with us (provided that no such Full Value Awards will vest or have its restrictions lapse during the first 12 months following the date of grant). If the grant of a performance award is conditioned on satisfaction of performance goals, the performance period must not be less than 12 months’ duration, but no additional minimum restriction period need apply to such award. The minimum vesting period or minimum restriction period will not apply in the case of death or disability of a participant or in the event of a change in control. Awards that result in the issuance of an aggregate of up to 5% of the share pool under the Long-Term Incentive Plan may be granted without regard to such minimum vesting period or minimum restriction period.

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A SAR is the right to receive a payment equal to the excess of the Fair Market Value (as defined below) of a specified number of shares on the date the SAR is exercised over the base price per share specified in the award agreement. The base price for each SAR cannot be less than 100% of the Fair Market Value of Common Shares on the grant date and the term of a SAR cannot be more than 10 years from the grant date, unless required otherwise by applicable law. At the discretion of the Administrator, the payment upon a SAR exercise may be in cash, shares or a combination of the two. The “Fair Market Value” means the official closing price per Common Share for the regular market session on the day of determination.

Awards granted under the Long-Term Incentive Plan shall not be subject in any manner to alienation, anticipation, sale, transfer, assignment, pledge, or encumbrance, except as otherwise determined by the Administrator; provided, however, that this restriction shall not apply to the Common Shares received in connection with an award after the date that the restrictions on transferability of such shares set forth in the applicable award agreement have lapsed.

Except as provided in the applicable award agreement or otherwise determined by the Administrator, and subject to the minimum vesting period or minimum restriction period described above, upon termination of service (as defined in the Long-Term Incentive Plan):

●	Stock options or stock appreciation rights shall be forfeited, to the extent stock options or stock appreciation rights are not vested and exercisable;

●	During the applicable restriction period, restricted stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; and

●	During the applicable deferral period or portion thereof to which forfeiture conditions apply, or upon failure to satisfy any other conditions precedent to the delivery of Common Shares or cash to which RSUs, performance shares or performance units relate, all performance shares, performance units and RSUs and any other accrued but unpaid dividend equivalents with respect to such RSUs that are then subject to deferral or restriction shall be forfeited.

In the event of a change in control (as defined in the Long-Term Incentive Plan) of the Corporation, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. Unless an award agreement says otherwise, the following will occur with respect to awards that terminate in connection with a change in control of the Corporation:

●	stock options and SARs, whether vested or unvested, will become fully exercisable and holders of these awards will be permitted immediately before the change in control to exercise them;

●	restricted stock and RSUs with time-based vesting (i.e., not subject to achievement of performance goals) will become fully vested immediately before the change in control, and RSUs will be settled as promptly as is practicable in accordance with applicable law; and

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●	restricted stock, RSUs, performance shares, and performance units that vest based on the achievement of performance goals will become fully vested and earned based on the target performance level as to the performance goals, such that 100% of the target award is earned as of the date of the change of control; and the RSUs and performance units will be settled as promptly as is practicable in accordance with applicable law. The Long-Term Incentive Plan will terminate on the earlier of (i) the earliest date as of which all awards granted under the Long-Term Incentive Plan have been satisfied in full or terminated and no shares approved for issuance under the Long-Term Incentive Plan remain available to be granted under new awards, or (ii) the tenth anniversary of date the Long-Term Incentive Plan, as amended and restated, is approved by our shareholders.

The Administrator may amend, alter or discontinue the Long-Term Incentive Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of a participant with respect to a previously granted award without his or her consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which our Common Shares are listed or admitted for trading or to prevent adverse tax or accounting consequences to the Corporation or the participant. In no event, however, will an amendment be made without the approval of our shareholders to the extent such amendment would (i) materially increase the benefits accruing to participants under the Long-Term Incentive Plan, (ii) increase the number of shares that may be issued under the Long-Term Incentive Plan or to a participant, (iii) materially expand the eligibility for participation in the Long-Term Incentive Plan, (iv) eliminate or modify the prohibition on repricing of stock options and SARs, (v) lengthen the maximum term or lower the minimum exercise price or base price permitted for stock options and SARs, (vi) modify the prohibition on the issuance of reload or replenishment options, (vii) amend the amendment provisions in the Long-Term Incentive Plan, or (viii) amend the Long-Term Incentive Plan to remove or exceed the 10% insider participation limit.

Outstanding Option-Based Awards and Share-Based Awards

The following table shows all awards outstanding to our Named Executive Officers as of December 31, 2023:

	Option-based Awards					Share-based Awards
Name	Issuance Date (mm/dd/yyyy)	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price ($)	Option Expiration Date (mm/dd/yyyy)	Value of Unexercised In-the- money Options(2) ($)	Issuance Date	Number of Shares or Units of shares that have Not Vested (#)	Market or Payout Value of Share- based Awards that have Not Vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Paulini, Klaus	08/15/2019	250	215.00	08/15/2026	—	—	—	—	—
	11/11/2019	350	103.00	11/11/2026	—	—	—	—	—
	12/14/2020	350	36.60	12/14/2027	—	—	—	—	—
	12/17/2021	1,000	42.04	12/17/2028	—	—	—	—	—
La Fratta, Giuliano	1/10/2022	500	35.52	01/10/2029	—	—	—	—	—
	12/04/2019	200	87.00	12/04/2026	—	—	—	—	—
Gerlach, Matthias	12/14/2020	250	36.60	12/14/2027	—	—	—	—	—
	12/17/2021	500	42.04	12/17/2028	—	—	—	—	—
Guenther, Eckhard	12/04/2019	250	87.00	12/04/2026	—	—	—	—	—
	12/14/2020	250	36.60	12/14/2027	—	—	—	—	—
	12/17/2021	500	42.04	12/17/2028	—	—	—	—	—
Teifel, Michael	12/17/2021	500	42.04	12/17/2028	—	—	—	—	—

(1)	The number of securities underlying unexercised options represents all awards outstanding at December 31, 2023.
(2)	“Value of unexercised in-the-money options” at financial year-end is calculated based on the difference between the closing price of the Common Shares on the NASDAQ on the last trading day of the fiscal year (December 31, 2023) of $1.86 (figure does not reflect the 2024 Consolidation) and the exercise price of the options, multiplied by the number of unexercised options.

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For the financial year ended December 31, 2023, the Board did not approve any issuance of stock option awards to any of the Named Executive Officers. There were no share-based awards outstanding to our Named Executive Officers either at December 31, 2023 or at the date of this document.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2023:

	Option-based awards — Value vested during the year(1)	Share-based awards — Value vested during the year	Non-equity incentive plan compensation — Value earned during the year(2)
	$	$	$
Paulini, Klaus	—	—	46,543
La Fratta, Giuliano	—	—	37,045
Gerlach, Matthias	—	—	24,895
Guenther, Eckhard	—	—	19,483
Teifel, Michael	—	—	23,813

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the NASDAQ and the exercise price on such vesting date. If closing price of the Common Shares on the NASDAQ on the vesting date was lower than the exercise price, then $nil was considered realized.
(2)	During 2023, each of Dr. Paulini, Dr. Gerlach, and Dr. Guenther were paid bonuses granted in 2023 for activities related to 2022 and will be paid in 2024 bonuses granted in 2024 for activities related to 2023.

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Summary Compensation Table

The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2023, 2022 and 2021. All amounts in the table below are in U.S. dollars. Mr. La Fratta’s cash payments were made in Canadian dollars. All cash amounts paid to Dr. Paulini, Dr. Guenther, Dr. Gerlach, and Dr. Teifel were made in Euros.

					Non-equity incentive plan compensation(1)
Name and principal position	Years	Salary ($)	Share based awards ($)	Option based awards ($)	Annual incentive plan ($)	Long- term incentive plans ($)	Pension Value ($)(2)	All Other Compensation(4) ($)	Total Compensation ($)
Paulini, Klaus(3) Former President and Chief Executive Officer; Managing Director AEZS Germany	2023	324,097	—	—	46,543	—	593,905	—	964,545
	2022	319,614	—	—	45,461	—	218,798	—	583,972
	2021	374,496	—	35,298	162,530	—	213,700	—	786,024
La Fratta, Giuliano Senior Vice President, Chief Financial Officer	2023	206,805	—	—	37,045	—	—	10,340	254,190
	2022	208,262	—	14,944	31,192	—	—	12,921	267,319
	2021	—	—	—	—	—	—	—	—
Guenther, Eckhard Former Senior Vice President Business Development and Alliance Management; Former Managing Director AEZS Germany	2023	232,716	—	—	19,483	—	85,366	—	337,565
	2022	223,359	—	—	19,072	—	(146,455)	—	95,976
	2021	238,737	—	17,649	67,021	—	5,019	—	328,426
Gerlach, Matthias Senior Vice President Manufacturing and Supply Chain	2023	188,532	—	—	24,895	—	49,683	—	263,110
	2022	200,316	—	—	24,370	—	(247,820)	—	(23,115)
	2021	203,276	—	17,649	55,319	—	16,314	—	292,558
	2023	188,757	—	—	23,813	—	35,672	—	248,242
Teifel, Michael Chief Science Officer and Senior Vice President	2022	153,558	—	—	23,310	—	(139,729)	—	37,138

	2021	157,510	—	—	—	—	1,007	—	158,517

(1)	Non-equity incentive plan compensation includes cash bonuses. During 2023, each of Dr. Paulini, Dr. Guenther, and Dr. Gerlach were paid for bonuses granted in 2022 for activities related to 2022 and will be paid in 2024 bonuses granted in 2023 for activities related to 2023.
(2)	Dr. Paulini and Dr. Guenther participate in the DUPK (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. that was introduced for employees who began their employment with AEZS Germany (or its predecessors) prior to December 31, 1999. The DUPK includes indirect obligations through a funded multi-employer contribution plan as well as direct unfunded defined benefit plans obligations. Dr. Gerlach participated in RUK 1 (as defined below), a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. The pension value represents the change in the pension liability between December 31, 2022 and 2023 for each Named Executive Officer. In 2023, there was a decrease in the discount rate actuarial assumption from 3.75% in 2022 to 3.30% in 2023, that is used to estimate the pension plan obligation. For several of the Named Executive Officers, this has resulted in an increase in their pension value and is reflected in the above table.
(3)	Dr. Paulini did not receive any compensation in his role as a managing director of AEZS Germany or as an executive director.
(4)	Represents amounts contributed to registered retirement savings plans or 401K accounts.

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The value of option-based awards set out in the table above represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant multiplied by the Black-Scholes factor as at such date and the number of stock options granted on such date. For 2023, the Black-Scholes valuation model values the options based on the following assumptions: a 5.45-year expected life, 104.46% expected volatility, risk-free annual interest rate of 3.56% per annum and an expected dividend yield of 0%. See the consolidated financial statements for the Corporation for the years ended December 31, 2022, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 for the assumptions applied to the Black-Scholes option pricing model in previous years. The Corporation used the Black-Scholes valuation model as it most accurately captured the fair value of such options. The following table sets forth the value of the option-based awards and the corresponding Black-Scholes factor:

Date of Grant	Value of Grant	Black-Scholes Factor
August 15, 2017	$205.00	79%
August 15, 2019	$215.00	79%
November 11, 2019	$105.00	67%
December 4, 2019	$87.00	68%
December 14, 2020	$36.60	74%
December 17, 2021	$42.00	84%
January 10, 2022	$35.52	84%
January 17, 2023	$15.00	80%

Compensation of the Chief Executive Officer

The compensation of our President and Chief Executive Officer is governed by our executive compensation policy described below under the heading “Summary”, and the President and Chief Executive Officer participates, together with the other Named Executive Officers, in all our incentive plans.

Dr. Paulini’s total earnings during the financial year ended December 31, 2023 were $964,545, including an incentive bonus in the amount of $46,543.

For the financial year ended December 31, 2023, the Board did not approve an award of stock options to Dr. Paulini in accordance with the Long-Term Incentive Plan.

See “Summary of the Stock Option Plan” above for a complete description of the Stock Option Plan. See “Summary of the Long-Term Incentive Plan” above for a complete description of the Long-Term Incentive Plan.

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Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as at December 31, 2023, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	149,150	86.48	103,655
Equity compensation plans not approved by security holders	–	–	–
Total:	149,150	86.48	103,655

Performance Graph

On December 31, 2023, the closing price of a Common Share on the NASDAQ (prior to the 2024 Consolidation) was $1.86. The following graph shows the cumulative return of a $100 investment in the Common Shares made on December 31, 2018 on the NASDAQ, compared with the total return of the Nasdaq Capital Market Composite Index and the Nasdaq Biotechnology Index for each financial year shown on this graph.

	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Aeterna Zentaris (NASDAQ)	$297.00	$91.00	$43.00	$36.00	$12.72	$7.44
Nasdaq Capital Market Composite Index (^RCMP)	$150.76	$178.35	$267.01	$242.26	$134.42	$120.48
Nasdaq Biotechnology Index (^NBI)	$3,043.62	$3,786.54	$4,759.14	$4,728.94	$4,213.13	$4,370.58

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Our executive compensation is reviewed annually and approved by the Board upon the recommendation of the NGCC. The NGCC considers several factors in connection with its determination of appropriate levels of executive compensation, including, but not limited to, the demand for and supply of skilled professionals in the life sciences and biopharmaceutical sectors generally, an executive’s individual performance, our performance (which is not necessarily tied exclusively to the trading price of our Common Shares) and other factors discussed above under the heading “Compensation Discussion & Analysis”. In addition, during the five-year period ended December 31, 2023, we were a pre-profit biopharmaceutical company, and thus the market price of our publicly traded equity securities may not fully reflect the long-term value of our underlying assets.

The trading price of our Common Shares is subject to fluctuation based on several factors, many of which are beyond our control and some of which are disclosed and discussed in our annual information form, management’s discussion and analysis, Form 20-F and other documents that we file from time to time with securities regulatory authorities and which are available on our profile on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov.

The performance graph set forth above shows that holders of our Common Shares have lost a significant portion of the value of their investment since year-end 2019. During the period covered by the performance graph, we replaced our senior management team and began to implement our strategy of transforming our business from being totally focused on drug discovery and development to being a specialty biotechnology company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. In 2021, we modified our business focus as follows: to investigate further therapeutic uses of Macimorelin, expand pipeline development activities, to further expand the commercialization of Macimorelin in available territories and to co-fund with Novo Nordisk Biopharm Ltd. of the pediatric clinical trial, Study P02, in the E.U. and U.S. for Macimorelin trial costs up to €9.4 million. By December 31, 2022, the Corporation had in-licensed and continued to progress four pre-clinical development programs relating to potential therapeutics (NMOSD, Parkinson’s Disease, Hypoparathyroidism and ALS), entered into license and supply agreements with NK Meditech Ltd, effective November 30, 2021, entered into a supply agreement with Atnahs Pharma UK Limited effective March 15, 2023 and continued its pivotal Study P02.

Therefore, the trend in the performance graph of our Common Shares on the NASDAQ does not correlate to the changes in compensation paid to our Named Executive Officers during the five-year period ended December 31, 2023.

Summary

In accordance with our executive compensation policy, a significant portion of the compensation of our executive officers is based upon an equitable balance between the Corporation’s performance and performance consistent with position responsibilities. During this period of transformation, while we implement our strategy of becoming a commercially operating specialty biopharmaceutical corporation, the NGCC’s rationale for executive compensation is to encourage and reward performance that positions us for both short-term and long-term success, while protecting and building shareholder value. The NGCC reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with our objectives, values and strategies.

If the circumstances so require, the NGCC may recommend employment conditions that are different from the policies in effect as well as our execution of non-standard employment contracts.

By the Nominating, Governance and Compensation Committee:

Carolyn Egbert, Chair, Peter G. Edwards and Gilles Gagnon

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PENSION PLAN BENEFITS

Each Named Executive Officer who is employed with AEZS Germany participates in one or more of the defined benefit and multi-employer defined contribution pension plans (the “Pension Plans”) as identified below. The information below is given as of December 31, 2023 unless otherwise stated.

Degussa Pensionskasse (“DUPK”)

Dr. Paulini and Dr. Guenther participate in the DUPK, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. that was introduced for employees who began their employment with AEZS Germany (or its predecessors) prior to December 31, 1999. The DUPK includes indirect obligations through a funded multi-employer contribution plan as well as direct unfunded defined benefit plans obligations.

Under the funded multi-employer contribution portion of the DUPK, the contributions by AEZS Germany and the employee are calculated based on the employee’s total salary during the prior year. The employee contributes 2% of his or her monthly average salary and AEZS Germany contributes an amount of 1.784 times the employee’s contribution. The contributions are limited to the social security contribution assessment ceiling. In 2023, the social security contribution assessment ceiling is $7,906 (€7,300) per month. Accordingly, the employee will contribute at most $158.12 (€146.00) monthly and AEZS Germany will contribute at most $282.08 (€260.46) monthly.

Under the unfunded defined benefit portion of the DUPK, the employee earns additional claims for future pension payments for the part of the employee’s salary that exceeds the social security contribution assessment ceiling (“Supplementary Pensions”) that are unfunded and are presented as a pensions benefit obligation on the balance sheet of the Corporation. The Supplementary Pensions amount to 1.25% annually of a fictional salary peak, which is a percentage of the social security contribution assessment ceiling. Further, the employee is entitled to annual Christmas benefits (“Christmas Benefits”), which amount to 1.4% of the last pensionable monthly income for each year of service, limited by the social security contribution assessment ceiling. The employee’s contribution and AEZS Germany’s contribution are transferred monthly to the pension fund, and AEZS Germany’s contribution is calculated with the salary payments and treated as provision for pension payment. We are liable to the employees for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Employees will receive a pension payment based on the contributions that were made during their employment, and will also receive the Supplementary Pensions and Christmas Benefits, after they have reached the statutory retirement age, independent of whether they work with AEZS Germany until such age. All direct pension obligations as well as pension obligations from deferred compensation are included and have been included in the pensions benefit obligation of the Corporation.

Rückgedeckte Unterstützungskasse 1 (“RUK 1”)

Dr. Gerlach participates in RUK 1, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 1, AEZS Germany contributes 2.4% of Dr. Gerlach’s monthly gross salary and Dr. Gerlach contributes 2% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. However, AEZS Germany provides an additional contribution of 18% of his monthly pensionable salary for the part of his salary that exceeds the social security contribution assessment ceiling. In 2023, the social security contribution assessment ceiling is $7,905 (€7,300) per month. Accordingly, AEZS Germany will contribute at most $1,596.23 (€1,473.90) (which includes the additional contribution of 18%) monthly and Dr. Gerlach will contribute at most $158.12 (€146.00) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Gerlach for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Gerlach will receive a pension payment based on the contributions that were made during his employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

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Rückgedeckte Unterstützungskasse 2 (“RUK 2”)

Dr. Teifel participates in RUK 2, a defined-contribution pension plan maintained by Unterstützungskasse Degussa e.V. Under RUK 2, AEZS Germany contributes 2.4% of Dr. Teifel’s monthly gross salary and Dr. Teifel contributes 3% of his monthly gross salary. The contributions are limited to the social security contribution assessment ceiling. In 2023, the social security contribution assessment ceiling is $7,905 (€7,300) per month. Accordingly, AEZS Germany will contribute at most $189.74 (€175.20) monthly and Dr. Teifel will contribute at most $237.18 (€219.00) monthly. Both contributions are calculated with the monthly salary accounting and transferred to the relief fund monthly. We are liable to Dr. Teifel for the pension benefits that have been promised if the private pension provider does not, or cannot, pay the promised pension payments. Dr. Teifel will receive a pension payment based on the contributions that were made during her employment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age.

Benefit Summary Tables

The table below includes the following information about each Named Executive Officer participating in the pension, retirement or similar plans of the Corporation:

●	years of credited service as at December 31, 2023;
●	estimated annual benefit accrued, or earned, for service to December 31, 2023 and to the normal retirement age of 65; and
●	a reconciliation of the accrued obligation from December 31, 2022 to December 31, 2023.\

	Number of years	Annual benefits payable ($)(2)		Opening present value of defined		Non-	Closing present value of defined
Name	credited service (#)(1)	At year end	At age 65	benefit obligation ($)(3)	Compensatory change ($)(4)	compensatory change ($)(5)	benefit obligation ($)(3)
Paulini, Klaus	26	74,388	88,986	1,353,345	526,625	67,820	1,947,250
Guenther, Eckhard	33	37,901	37,901	946,298	38,322	47,044	1,031,663
Gerlach, Matthias	23	12,797	20,651	168,102	41,326	8,357	217,785
Teifel, Michael	19	14,570	15,518	210,532	25,205	10,466	246,204

(1)	The number of years of credited service as at December 31, 2023 corresponds to the actual years of service with AEZS Germany.

(2)	For each Named Executive Officer, the amount of annual benefits payable at December 31, 2023 is the pension the Named Executive Officer would be entitled to starting at age 65 based on termination of employment at December 31, 2023. For each Named Executive Officer, the annual benefits payable at age 65 is the annual benefits payable at December 31, 2023 increased to reflect estimated credited service at age 65.

(3)	The present value is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining pension liabilities as disclosed in the Corporation’s consolidated financial statements. In the past, certain Pension Plans were accounted for as defined contribution plans as sufficient information was not available for the Corporation to account for its proportionate share of the defined benefit obligation, plan assets and cost associated with such Pension Plans. In 2021, additional information became available to the Corporation, which began to account for its proportionate share of the defined benefit obligation and plan assets. The opening present value of defined benefit obligation for each Named Executive Officer was adjusted to reflect the revised accounting treatment.

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(4)	Compensatory change represents the change in the pension liability between December 31, 2022 and 2023 for each Named Executive Officer.

(5)	The calculations of reported amounts use the same actuarial assumptions and methods that are used for calculating accrued benefit obligations and annual expenses, as disclosed in the Corporation’s 2023 and 2022 consolidated financial statements in Note 15, “Employee future benefits” and as prescribed by International Financial Reporting Standards. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers so, as a result, the figures may not be directly comparable across issuers. All amounts shown above are based on assumptions and represent contractual entitlements that may change over time.

The table below includes amounts from AEZS Germany’s defined contribution plans. Any difference between (i) the sum of the “accumulated value at start of year” column plus the “compensatory” column and (ii) the “accumulated value at end of year” column is attributable to the employee’s contributions to the pension plan during the year ended December 31, 2023, as well as changes in the foreign exchange rate, each employee’s contributions being made in Euros.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Teifel, Michael	8,186	2,317	14,004

EMPLOYMENT, CHANGE OF CONTROL AND CONSULTING AGREEMENTS

Employment, Change of Control and Consulting Agreements

We had, or one of our subsidiaries had, entered into an employment agreement and, in some cases, a change of control agreement, with each of our Named Executive Officers. The applicable terms of the agreements that provide for payments to our Named Executive Officers upon termination, resignation, retirement, change of control of the Corporation or change in the Named Executive Officer’s responsibilities are described below.

Klaus Paulini

We entered into an employment agreement with Dr. Klaus Paulini, effective as of October 4, 2019 (the “Employment Agreement”) for his position as Chief Executive Officer of the Corporation. The Corporation, through AEZS Germany, also entered into a service agreement with Dr. Klaus Paulini effective as of July 26, 2019 (the “Services Agreement”) for his position as Managing Director of AEZS Germany. The Employment Agreement provides that we will pay Dr. Paulini (the “Executive”) an initial base salary of €260,000 per annum, which includes payment for his service as Managing Director of AEZS Germany. Additionally, pursuant to the Employment Agreement, we provided the Executive with an initial grant of 8,750 stock options in November 2019. Under the terms of the Services Agreement, the Executive may receive subsequent grants of stock options at the discretion of the Board or the NGCC, an annual bonus subject to the determination and approval of the NGCC and participation in an employer-sponsored pension scheme.

If there is a termination of the Executive’s employment by us without “Cause” (as defined in the Employment Agreement), then the Executive will be entitled to receive a severance payment in the amount equal to €300,000.

The Employment Agreement contains customary confidentiality, intellectual property and non-disparagement covenants.

For the purposes of the Employment Agreement, termination of employment for “Cause” includes (but is not limited to) (i) if the Executive commits any fraud, theft, embezzlement or other criminal act of a similar nature, and (ii) if the Executive has committed serious misconduct or willful negligence in the performance of his duties.

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Giuliano La Fratta

We entered into an employment agreement in January 2022 with Giuliano La Fratta, Senior Vice President, Finance and Chief Financial Officer (“CFO”). In accordance with the terms of his employment agreement, Mr. La Fratta will receive a RRSP contribution equal to 5% of his base salary.

If there is a termination of the CFO’s employment by us without “Cause” (as defined in the relevant employment agreement), then the CFO will be entitled to receive a severance payment depending on the length of his service. At the end of December 31, 2023 the CFO will be entitled to receive a severance payment in the amount equal to $603,389 CAD.

AEZS entered into an amended change of control agreement with Mr. La Fratta on November 10, 2023. In the event of a “Change of Control” (as defined in the amended change of control agreement) occurring within a 24 month period of the date of such agreement, Mr. La Fratta will be entitled to receive:

-	all accrued obligations under his employment agreement;

-	a severance payment equal to 18 months of his base salary;

-	an amount equal to his annual bonus for the year in which the Change of Control occurs;

-	an amount equal to 1.5 times the annual bonus based on the target annual bonus for the year in which the Change of Control occurs; and

-	a cash amount equal to 1.5 times the annual premium cost to the Corporation of providing his insured health benefits;

and all outstanding options will automatically vest upon the Change of Control.

Matthias Gerlach

AEZS Germany entered into an employment agreement in January 2001 with Dr. Gerlach, Senior Vice President Manufacturing and Supply Chain and Managing Director of AEZS Germany. In accordance with the terms of his employment agreement, Dr. Gerlach will receive a pension payment after he has reached the statutory retirement age, independent of whether he works with AEZS Germany until such age, in an amount to be based on the contributions that were made during his employment with AEZS Germany.

Eckhard Guenther

AEZS Germany entered into an employment agreement in April 1990 with Dr. Eckhard Guenther, Senior Vice President Business Development and Alliance Management and Managing Director AEZS Germany. In accordance with the terms of his employment agreement, Dr. Guenther receives a pension payment after he has reached statutory retirement age, independent of whether he works with AEZS Germany until such age, in an amount to be based on the contributions that were made during the employment with AEZS Germany. Dr. Guenther had reached retirement age in 2022 and has since then received such pension payments. Until January 31, 2024, Dr. Guenther still served as Managing Director of AEZS Germany. Dr. Matthias Gerlach succeeded Dr. Guenther in his role as managing director AEZS Germany. See “Pension Plan Benefits” above for more information on Dr. Guenther’s pension benefits.

Michael Teifel

AEZS Germany entered into an employment agreement in May 2021 with Dr. Michael Teifel, Chief Science Officer and Senior Vice President Non-Clinical Development. In accordance with the terms of his employment agreement, Dr. Teifel will receive a pension payment after he has reached statutory retirement age, independent of whether he works with AEZS Germany until such age, in an amount to be based on the contributions that were made during the employment with AEZS Germany.

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Summary Termination Value Table

The table below shows estimated incremental payments that would be triggered, pursuant to their individual employment contracts, in the event of a termination of employment of our Named Executive Officers who remained employed on December 31, 2023. The amounts shown are in U.S. dollars.

Name	Termination Provisions Value ($)(1) (2)
La Fratta, Giuliano	456,077
Gerlach, Matthias	—
Guenther, Eckhard	—
Paulini, Klaus	324,690
Teifel, Michael	—

(1)	The termination values assume that the triggering event took place on the last business day of our financial year-end (December 31, 2023).

(2)	Value of earned/unused vacation, if applicable, and amounts owing for expense reimbursement are not included as they are not considered as “incremental” payments made in connection with termination of employment.

***

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